July 11, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Catherine De Lorenzo

Re:	Iroquois Valley Farmland REIT, PBC Offering Statement on Form 1-A Post-Qualification Amendment No. 2 Filed May 31, 2024 File No. 024-11881

Dear Ms. De Lorenzo:

This letter is being submitted on behalf of Iroquois Valley Farmland REIT, PBC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Post-Qualification Amendment to the Company’s Offering Statement on Form 1-A submitted on May 31, 2024 (the “Amendment No. 2”), as set forth in your letter dated June 27, 2024 addressed to Mr. Chris Zuehlsdorff, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a revised Post-Qualification Amendment to the Offering Statement on Form 1-A (“Amended Offering Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments and the responses refer to Amendment No. 2.

The responses provided herein are based upon information provided to Gundzik Gundzik Heeger LLP by the Company.

Our Business and Properties, page 60

1.	We note the reference on page 64 to the chart illustrating some price premiums that directly impact the farms in your portfolio but are unable to locate the chart. Please include the chart or remove such reference.

Response:

The Company has removed this reference in the Amended Offering Statement.

Prospective Acquisitions, page 101

2.	You disclose that several prospective farmland acquisitions are progressing through your evaluation process. Please clarify if there are currently any probable acquisitions, and tell us your consideration of any financial statement requirements for these probable acquisitions, if any.

Response:

The Company has included a description of all probable acquisitions in the Offering Circular. The largest of these acquisitions is expected to be $2,400,000.

As the Company is engaged in a “blind pool” offering, the Company looks to Section 2325.3 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”) in calculating the significance of property acquisitions. Per Section 2325.3 of the FRM, an individual property is significant if it exceeds 10% significance, determined by comparing the registrant’s investment in the property to the registrant’s total assets as of the date of the acquisition plus the proceeds (net of commissions) in good faith expected to be raised in the registered offering over the next 12 months. For estimating purposes, given that these acquisitions have not yet occurred, we looked to the Company’s total assets as of December 31, 2023 ($97.6 million) plus an estimate of $6.4 million, approximately the amount that the Company raised between May 31, 2023-May 31, 2024.[1] In total, this amount is $104 million. 10% of this amount is $10.4 million. Based upon this sum, the Company in good faith believes that all of the probable prospective acquisitions are expected to fall below the 10% significance threshold, even with these conservative estimates.

In addition, Section 2340 of the FRM addresses asset concentrations that arise when “a registrant has triple net leased one or more real estate properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor), and such properties represent a ‘significant’ portion of the registrant’s assets.” The FRM provides that an asset concentration is generally considered “significant” if it exceeds 20% of the Company’s assets as of its most recent balance sheet (approximately $97.6 million as of December 31, 2023). As none of our assets, including with these probable acquisitions, equal or exceed 20% of our total assets as of December 31, 2023, we determined that we did not have a significant asset concentration as of that date for purposes of the tenant financial requirements of FRM Section 2340.

Management Compensation, page 113

3.	We note your general discussion of the compensation arrangements for non-employee directors. However we are unable to locate the director compensation table as required by Item 402(r)(1) of Regulation S-K as required by Item 22 of Form S-11.

Response:

We have added this table to the Amended Offering Statement.

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1 The Company seeks to raise substantially more than $6.4 million through the Offering but determined to use a conservative estimate for this analysis.

4.	We note the bonus of stock issued to Chris Zuehlsdorff for his service in 2023. Please include such stock grant in the summary compensation table for 2023, as required by Item 402(n)(1) of Regulation S-K. Please ensure all compensation, including stock, options and non-equity incentive plan compensation are included in the summary compensation tables provided.

Response:

Although Mr. Zuehlsdorff’s stock bonus related to his service in 2023, it was an entirely discretionary bonus that was only determined by the Company’s board of directors in 2024. Accordingly, per ASC 710-10-25-1, this compensation did not accrue in 2023 because as of 12/31/2023:

·	The Company was not obligated to pay Mr. Zuehlsdorff this bonus;

·	The bonus was not subject to any vesting or accumulation;

·	Payment of a bonus was not probable; and

·	The amount of the bonus could not be reasonably estimated.

The Company has added a footnote describing this bonus, but the Company does not believe it would be appropriate to include it in the table.

Fees Relating to Farmland Investments, page 117

5.	Please clearly disclose the fees paid to Iroquois Valley LLC, including acquisition or closing fees and loan brokerage commissions and loan origination fees for the two most recently completed fiscal year ends.

Response:

The Company has revised the Amended Offering Statement to include this information.

Stock Redemption Program, page 122

6.	You state on page 123 that your stock redemption plan is intended to allow you to redeem shares of common stock in a manner that would not constitute a tender offer. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your stock redemption plan. We urge you to consider all the elements of your stock redemption plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether your plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440. In addition, you state that the stock redemption plan is intended to be exempt under Rule 102 to allow you to repurchase share of common stock during the offering period. You are also responsible for analyzing the applicability of Regulation M to any stock redemption plan. We urge you to consider all the elements of any stock redemption plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether a plan is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response:

The Company understands and acknowledges this comment.

Dividend Reinvestment Plan ("DRIP"), page 123

7.	You disclose that the shares offered in the Dividend Reinvestment Plan will be included in this offering and are subject to the offering limit. Please revise your disclosure here and on the cover page to specify the amount of the offering allocated to the DRIP and the amount of the offering allocated to the continuous company offering. Rule 253(b)(4) of Regulation A requires that you fix the volume of securities that you are qualifying in this offering. In addition, please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) confirmation that the distribution reinvestment plan securities are being offering pursuant to Rule 251(d)(3)(i)(B); (ii) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

Response:

The Company has revised the Amended Offering Statement to respond to this comment. The Company will reserve $1 million dollars of the Offering to the dividend reinvestment plan (DRIP), with the remainder allocated to the continuous company offering.

In addition, for ease of reference, a response to each additional point in the Division’s comment is also provided here.

(i) confirmation that the distribution reinvestment plan securities are being offering pursuant to Rule 251(d)(3)(i)(B);

This is confirmed.

(ii) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment (refer to Rule 251(d)(1)(iii));

This is confirmed. Shareholders enrolled in the DRIP receive two notices relating to the actual issuance of shares through the DRIP. First, shortly after dividends are declared by the Board, the Company sends enrolled shareholders a notice of the dollar value of the dividends to which they are entitled, and the number of shares they will receive under the DRIP. Second, within one business day of the date the DRIP shares are issued (i.e. the dividend payment date), the Company sends an additional notice to shareholders confirming that the shares have been added to their account.

A hyperlink to the Offering Circular is provided in the cover message to both of these notices. The Company will also provide a hyperlink to the Offering Circular in the body of both notices.

(iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan; and

The Company relies on any shareholder that is an accredited investor to update the Company if it no longer meets the definition of accredited investor as defined in Rule 501. For any shareholder that was not an accredited investor at the time of their initial subscription, the Company sends a verification request letter that such shareholders must complete, sign, and return—verifying that their participation in the DRIP would not cause them to exceed the investment limitations in Rule 251(d)(2)(i)(C)—before the Company issues their shares. Shareholder have at least 20 calendar days to respond with this verification. If they do not respond, or otherwise decline to verify that their DRIP participation would not exceed the investment limitations, their dividend is paid in cash.

(iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

Section 8 of the DRIP states that “If, at the time when a Distribution is payable, there is not then in effect either an effective registration, qualified offering, or other exemption from registration available for the issuance of shares to Participants, the Company may elect to either: (i) issue payment of the Distribution to Participants in cash; or (ii) hold the Distribution for a reasonable time pending registration or qualification of the next offering of common stock.” Under Delaware law (DGCL Section 213(c)), dividends must be paid within 60 days of the record date, setting an outside limit on this decision by the Company, should these circumstances arise.

In addition to the revisions to the Amended Offering Statement relating to the comments above, the Company has also updated its disclosures based on the new date of the Offering Circular. For example, since the filing of Amendment No. 2, the Company has acquired additional farmland investments. The tables and disclosures in the Amended Offering Statement regarding the Company’s portfolio have been revised to include these transactions.

Please do not hesitate to contact me by phone (213-542-2122) or e-mail (brett.heeger@gghllp.com) if you have any questions. Thank you.

Very truly yours,

Gundzik Gundzik Heeger LLP

By: /s/ Brett Heeger
       Brett Heeger, Partner

cc:	Via E-mail

Chris Zuehlsdorff, Chief Executive Officer

Iroquois Valley Farmland REIT, PBC